Exhibit 99.5

To start This year, the meeting will toke place virtually. You will be able to participate online using your smartphone, tablet or computer. You will be able to view a live webcast of the meeting, ask the board questions and submit your votes in real time. You may also provide voting instructions before the meeting by completing the Form of Proxy or voting information form that has been provided to you. Important Notice for Non-Registered Holders Non-registered holders (being shareholders who hold their shares through a broker, investment dealer, bank, trust company, custodian, nominee or other intermediary) who have not duly appointed themselves as proxy may attend as guests but will not be able to vote. If you are a non-registered holder and wish to attend and participate at the meeting, you should carefully follow the instructions set out on your voting information form and in the management information circular relating to the meeting, in order to appoint and register yourself as proxy, otherwise you will be required to login as a guest Registered Shareholders and Appointed Proxy Select “I have a login”. Guests Select “I am a guest” and fill in the form. To participate online Make sure the browser on your device is compatible. You will need the latest version of Chrome, Safari, Edge, or Firefox. Internet Explorer is not supported. Using your smartphone, tablet or computer, go to the following address: Meeting Access web.lu miagm.com/424902861 You will need the following information to log in: Meeting ID Password 1 424-902-861 cenovus2024 Registered Shareholders The control number listed on your form of proxy. Appointed Proxy The control number or username provided by the transfer agent Caution Internal network security protocols including firewalls and VPN connections may block access to the Lumi platform for your meeting. If you are experiencing any difficulty connecting or watching the meeting, ensure your VPN setting is disabled or use a computer on a network not restricted to security settings of your organizat ion. Registered Shareholders Enter the control number listed on your form of proxy and the password above. Appointed Proxy Enter the control number or username provided by the transfer agent and the password above.

PARTICIPATING IN THE MEETING To listen to the Meeting, select the bfoadcast tab which appears on the right side of the screen on a computer or at the bottom on a mobile device. Press play to participate in the Meeting. You must have audio enabled on your device and the stream unmuted. VOTING Once votmg has opened, the voting tab will appear on the na111gation bar at the top of your screen. The resolutions and voting choi<::es will then be displayed. After you vote, a message confirming ·vote received· will appear. Your vote can be changed by simply clicking the other option. tf you wish to cancel your vote, please press · cancel·. QUESTIONS OueSt1ons can be submitted at any time during the Meeting untd the Chair closes the session. To submit a question. select the messaging tab at the top of your screen. Type your message within the Once logged in, you will see the home pag e, where you can access the meet ing information, documents and the broadcast. Voting Once voting has opened, the voting tab will appear. The resolutions and voting choices will be displayed in that tab. To vote, select one of the voting options. Your choice will be hig hlighted. A confirmation m essage w ill also appear to show your vote has been received. The number of resolutions for which you have voted, or not yet voted, is displayed at the top of the screen. You can change your votes until the end tile voting period by sim ply selecting another choice. You will continue to hear t he meeting proceedings. To return to the broadcast tab on mobile, tap on the broadcast button after having voted. To watch the meeting, press on the broadcast icon. On a computer, the broadcast will appear automatically at the right- side once the meeting has started. Questions To ask a question, select the messaging tab. Type your question within the box at the top of the screen and click the send arrow. Questions sent via the Lum i AGM online platform will be moderated before being sent to the Chair.